UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

INDEPENDENCE BANCSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45338E 10 7

(CUSIP Number)

Martha L. Long, Principal Financial Officer

c/o Independence Bancshares, Inc.

500 East Washington Street

Greenville, South Carolina 29601

864-672-1776

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 31, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [X]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45338E 10 7

1	NAMES OF REPORTING PERSONS Robert B. Willumstad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,250,000
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%

14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

Security and Issuer

This Schedule 13D supersedes the Schedule 13G filed on January 9, 2013, filed by Robert B. Willumstad.  This Schedule 13D is being filed because Mr. Willumstad may no longer qualify to file on Schedule 13G.  See Item 4 below.

This Schedule 13D relates to shares of common stock (“Common Stock”) of Independence Bancshares, Inc., a South Carolina corporation (the “Company”).  The principal executive offices of the Company are located at 500 East Washington Street, Greenville, South Carolina 29601.

Item 2.

Identity and Background

This Schedule 13D is being filed by Robert B. Willumstad.  Mr. Willumstad’s business address is 500 East Washington Street, Greenville, South Carolina 29601.  Mr. Willumstad’s principal occupation is serving as a partner with Brysam Global Partners, a specialty private equity firm that focuses in financial services, which he co-founded in 2005.  Mr. Willumstad is a citizen of the United States.  During the last five years, Mr. Willumstad has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, Mr. Willumstad has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

On December 31, 2012, Mr. Willumstad purchased 1,250,000 shares of Common Stock of the Company in a private offering for a total of $1,562,500 in cash.  The shares of Common Stock were purchased by Mr. Willumstad with personal funds.

Item 4.

Purpose of Transaction

The disclosure provided in Items 1 and 3 of this Schedule 13D is incorporated into this Item 4 by reference.

On January 9, 2013, Mr. Willumstad filed a Schedule 13G to reflect the purchase by Mr. Willumstad of 1,250,000 shares of Common Stock of the Company in a private offering for a total of $1,562,500 in cash.  The Schedule 13G was filed by Mr. Willumstad in reliance on Rule 13d-1(c) of the Securities Exchange Act of 1934.  Subsequently, on May 7, 2013, Mr. Willumstad was appointed to the Board of Directors of Company as a new member and Chairman of the Company’s Board of Directors. As a result of Mr. Willumstad’s position on the Company’s Board of Directors, Mr. Willumstad is hereby filing this Schedule 13D, which shall supersede the Schedule 13G filed on January 9, 2013, as Mr. Willumstad may no longer qualify to file on Schedule 13G.

Mr. Willumstad does not have any present plans or intentions which would result in or relate to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.

Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a)-(b)

As of May 13, 2013, the Company had 19,733,760 shares of Common Stock issued and outstanding.  Mr. Willumstad possesses sole voting and dispositive power and beneficially owns 1,250,000 shares of the Common Stock, representing 6.3% of the outstanding Common Stock.

(c)

The only transactions effected by the Reporting Persons in shares of Common Stock or securities convertible into, or exercisable or exchangeable for, Common Stock, within the past 60 days is described in Item 3 of this Schedule 13D.

(d)

No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company referred to in this Item 5.

(e)

Not Applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Mr. Willumstad and any other individual or entity.

Item 7.

Material to Be Filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 16, 2013

  /s/ Robert B. Willumstad

Robert B. Willumstad